EXHIBIT 1.01

Conflict Minerals Report of First Solar, Inc.

For the Year Ended December 31, 2020

Introduction

First Solar, Inc., together with its consolidated subsidiaries (“First Solar,” “the Company,” “we,” “us,” and “our”), has prepared this Conflict Minerals Report pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the requirements of Form SD (collectively, “the Rules”).

We are a leading American solar technology company and global provider of photovoltaic (“PV”) solar energy solutions. Developed at our research and development labs in California and Ohio, we manufacture and sell PV solar modules with an advanced thin film semiconductor technology that provide a high-performance, lower-carbon alternative to conventional crystalline silicon PV solar modules. From raw material sourcing through end-of-life module recycling, we are committed to reducing the environmental impacts and enhancing the social and economic benefits of our products across their life cycle. In certain markets, we also develop and sell PV solar power systems that use the modules we manufacture and provide operations and maintenance (“O&M”) services to system owners. We are the world’s largest thin film PV solar module manufacturer and the largest PV solar module manufacturer in the Western Hemisphere.

For further discussion of our products and services, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2020. The information contained in our Annual Report on Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD for 2020 and should not be considered part of this Conflict Minerals Report or the associated Form SD.

During 2020, we operated our business in two segments:

•Modules Segment – Our modules segment involves the design, manufacture, and sale of cadmium telluride solar modules, which convert sunlight into electricity. Third-party customers of our modules segment include integrators and operators of PV solar power systems.

•Systems Segment – Our systems segment provides power plant solutions in certain markets, which include (i) project development, (ii) engineering, procurement, and construction (“EPC”) services, and (iii) O&M services. We may provide any combination of individual products and services within such capabilities (including, with respect to EPC services, by contracting with third parties) depending upon the customer and market opportunity. Our systems segment customers include utilities, independent power producers, commercial and industrial companies, and other system owners. As part of our systems segment, we may also temporarily own and operate, or retain interests in, certain of our systems for a period of time based on strategic opportunities or market factors.

Minerals including tantalum, tin, tungsten, and gold (“3TG”) are classified as “conflict minerals” and may be necessary to the functionality or production of certain products that we manufacture or contract to manufacture. As such, we are subject to the Rules with respect to those necessary conflict minerals. The Rules require us to conduct, in good faith, a reasonable country of origin inquiry (“RCOI”) into those necessary conflict minerals to determine whether they originated in the Democratic Republic of Congo (“DRC”) or an adjoining country (“a covered country” and together, the “covered countries”) or are from recycled or scrap sources. If, as a result of our RCOI procedures, we know or have reason to believe that any of our necessary conflict minerals originated in one or more of the covered countries and are not from recycled or scrap materials, then we are required to exercise due diligence to determine the source and chain of custody of such conflict minerals.

First Solar Conflict Minerals Policy

To the extent we source minerals from the covered countries, we are dedicated to protecting and respecting human rights by responsibly sourcing such minerals. We have a long-standing commitment to conducting our business in compliance with applicable laws and regulations and condemn human rights abuses associated with the extraction, transport, or trade of minerals. Similarly, we have a no-tolerance policy with respect to corruption, money laundering, and/or bribery. We require all direct suppliers to agree to follow such principles.

At the same time, we support sourcing from the covered countries when performed in accordance with accepted international standards, specifically within the guidance from the Organisation for Economic Co-operation and Development (“OECD”). Suppliers with minerals not found to be conflict free in their sourcing will be given a reasonable amount of time to begin sourcing minerals responsibly and in a manner consistent with the principles of responsible sourcing from conflict-affected areas.

Description of Product Identification and RCOI Processes

We have concluded that, during 2020, we manufactured and contracted to manufacture products containing certain conflict minerals. As such, we conducted a RCOI process to determine whether any of the conflict minerals originated, or may have originated, in the covered countries and whether such conflict minerals originated from recycled or scrap sources.

We conducted an assessment to determine which of our direct suppliers may be providing components of our products that are likely to contain conflict minerals. We employed a collaborative process to identify the applicable list of components and suppliers to focus our efforts, consulting with members of our supply chain department, including commodity managers, suppliers, senior management, and other individuals familiar with our sourcing and operations. We verified with such personnel that the population of components and suppliers was complete and comprehensive for our 2020 procedures. We then identified the list of suppliers that we directly procured materials from (“tier one” or “direct” suppliers) to survey. Forty tier one suppliers were confirmed to have supplied products or components to us that contained conflict minerals during the year ended December 31, 2020, and thirty-seven of such suppliers responded to our surveys.

Accordingly, we consider the majority of the parts and components that go into the manufacturing of our thin film solar modules to be subject to the Rules, and such items are included in our RCOI procedures.

Results

Leveraging the Responsible Minerals Initiative’s (“RMI”) (formerly the Conflict Free Sourcing Initiative) Conflict Minerals Reporting Template (“CMRT”), our RCOI consisted of surveying tier one suppliers confirmed to have supplied products that contained conflict minerals that were either used to manufacture solar modules or contracted for the manufacturing of our balance of system components. This template includes information regarding the smelters, origins of conflict minerals, supplier due diligence programs, and whether the materials originate from recycled or scrap sources.

As part of reviewing the completed CMRT surveys, we assessed the responses for reasonableness by comparing them to prior year information and reviewing the completeness of current year surveys provided. Incomplete CMRT surveys were rejected and returned to the suppliers to complete and resend. For non-responsive suppliers, we have internal escalation procedures, which escalate the survey status to senior members of our global supply chain organization depending on certain milestones within our RCOI timeline and may include efforts to directly contact such non-responsive suppliers. For the suppliers that we considered to be applicable to the Rules, we received a response rate of approximately 93% after following our internal procedures.

Our tier one suppliers performed similar RCOI procedures to identify the chain of custody from their suppliers back to the smelter and country of origin. We relied on the good faith efforts of our tier one suppliers to provide us with reasonable information and representations relating to the smelter and country of origin. The smelter or refiner facilities that were used to process our necessary conflict minerals are contained in Appendix A. See “Smelter and Refiner Facilities” below for more detail regarding the information contained in Appendix A.

Based on the surveys received from our suppliers and the RCOI procedures conducted for our business, we concluded that we had reason to believe that a portion of our necessary conflict minerals originated or may have originated in the covered countries and such necessary conflict minerals may not have been from recycled or scrap sources. Based on this result, we exercised due diligence to determine the source and chain of custody of such conflict minerals as described below.

Framework Used to Develop Due Diligence Measures

In accordance with the Rules, we undertook due diligence efforts to determine the country, mine, or location of origin and facilities used to produce the conflict minerals used in our products. We designed our due diligence measures to conform in all material respects with the internationally recognized due diligence framework as set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”) and related supplements for 3TG.

Due Diligence Undertaken to Comply with the OECD Framework

Our due diligence process for 2020 included the following steps:

OECD Step 1: Establish a Company Management System

•We have adopted and communicated our conflict minerals policy both publicly and to relevant internal and external parties, which conflict minerals policy is available at www.firstsolar.com/-/media/First-Solar/Sustainability-Documents/FS-Mineral-Policy.ashx, and is not incorporated herein by reference.

•We have adopted conflict minerals compliance language in new supplier agreements and purchase order terms and conditions.

•We have an operating, cross-functional internal governance team with representatives from our supply chain, compliance, and legal departments to ensure policy statements and control processes are followed.

•We have an existing records retention process and grievance mechanism for reporting policy violations via our ethics hotline.

OECD Step 2: Identify and Assess Risks in Supply Chain

•We conducted our surveys leveraging the CMRT, which were sent to all suppliers considered to be subject to the Rules. We used the CMRT to identify smelter or refiner facilities and countries of origin of our necessary conflict minerals.

•We relied on RMI and other information provided by our suppliers to identify countries of origin for Responsible Minerals Assurance Program (“RMAP”) compliant smelter or refiner facilities.

•We reviewed the responses from the CMRT questionnaires with our supply chain department and crosschecked the list with RMAP facilities found at www.responsiblemineralsinitiative.org, which website is not incorporated herein by reference.

OECD Step 3: Design and Implement a Strategy to Respond to Identified Risks

•We report information on the source and chain of custody of our necessary conflict minerals to our executive management on a periodic basis.

•As part of our internal conflict minerals policy, we have a conflict minerals risk mitigation plan that defines supplier risk management strategies, including (i) continued procurement, (ii) assistance in identifying alternate sources of supply, and (iii) disengagement, the severity of which is at the discretion of our executive management.

OECD Step 4: Independent Third-Party Audit of Smelter/Refiner Due Diligence Practices

•As we do not source directly from smelter or refiner facilities, we rely on the RMAP to oversee and coordinate third-party audits of these facilities. The RMAP audit protocols and procedures were designed by the RMI. These audit protocols and procedures require the smelters or refiners to engage specially trained third-party auditors to independently verify that these smelters and refiners can be considered conflict free.

•We rely on the publicly available audit results of the RMAP third-party audits to validate the sourcing practices of facilities in our supply chain.

OECD Step 5: Report Annually on Supply Chain Due Diligence

•We file a Form SD and Conflict Minerals Report with the Securities and Exchange Commission on an annual basis, as necessary. Our Form SD and Conflict Minerals Report are also available on our website at investor.firstsolar.com and is not incorporated herein by reference.

Smelter and Refiner Facilities

In connection with our RCOI and due diligence efforts, our suppliers provided us with lists of facilities that may have processed the necessary conflict minerals used in our products during 2020. Such facility information is included in Appendix A and summarized by mineral in the following table. As of May 6, 2020, all facilities were RMAP conformant.

	Number of Smelters or Refiners	Percentage
Tantalum	—	—%
Tin	29	73%
Tungsten	1	2%
Gold	10	25%
Total	40	100%

Due Diligence Efforts to Identify Country, Location, and Mine of Origin of Conflict Minerals in Products

After obtaining CMRT forms and related documentation through our RCOI and due diligence processes as described above, we compared the smelters and refiners used by relevant suppliers with the list of smelters and refiners from the RMAP, as well as responses in the CMRT, to gather the country, location, and mine of origin information. We also reviewed public information, to the extent available, in an attempt to verify the mine or location of origin. All of our smelters reported to be sourcing from “Level 1” countries (defined below) or from recycled or scrap sources.

The countries of origin of the conflict minerals processed by the RMAP conformant smelters or refiners identified to us by our suppliers include the countries identified below:

Level 1 – Countries that are not identified as conflict regions or plausible areas of smuggling or export from these regions of conflict minerals:

•Belgium, Bolivia, Brazil, China, Germany, Indonesia, Japan, Peru, Spain, Taiwan, and Thailand.

Level 2 – Countries that are known or plausible countries for smuggling, export out of region, or transit of materials containing conflict minerals:

•None.

Level 3 – The smelter is sourcing from the Democratic Republic of the Congo or its adjoining countries:

•None.

Appendix A

Table of Our Conflict Minerals Processing Facilities*
(As of May 6, 2020)

Conflict Mineral	Smelter or Refiner Name	Location	RMAP Status
Tin	Alpha	United States of America	RMAP conformant
Tin	China Tin Group Co., Ltd.	China	RMAP conformant
Tin	EM Vinto	Bolivia	RMAP conformant
Tin	Fenix Metals	Poland	RMAP conformant
Tin	Gejiu Kai Meng Industry and Trade LLC	China	RMAP conformant
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	RMAP conformant
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China	RMAP conformant
Tin	Huichang Jinshunda Tin Co., Ltd.	China	RMAP conformant
Tin	Jiangxi New Nanshan Technology Ltd.	China	RMAP conformant
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	RMAP conformant
Tin	Metallic Resources, Inc.	United States of America	RMAP conformant
Tin	Metallo Belgium N.V.	Belgium	RMAP conformant
Tin	Metallo Spain S.L.U.	Spain	RMAP conformant
Tin	Mineracao Taboca S.A.	Brazil	RMAP conformant
Tin	Minsur	Peru	RMAP conformant
Tin	Mitsubishi Materials Corporation	Japan	RMAP conformant
Tin	Operaciones Metalurgicas S.A.	Bolivia	RMAP conformant
Tin	PT ATD Makmur Mandiri Jaya	India	RMAP conformant
Tin	PT Bangka Serumpun	India	RMAP conformant
Tin	PT Mitra Stania Prima	India	RMAP conformant
Tin	PT Refined Bangka Tin	India	RMAP conformant
Tin	PT Timah Tbk Kundur	India	RMAP conformant
Tin	PT Timah Tbk Mentok	India	RMAP conformant
Tin	Rui Da Hung	Taiwan	RMAP conformant
Tin	Thaisarco	Thailand	RMAP conformant
Tin	Tin Technology & Refining	United States of America	RMAP conformant
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil	RMAP conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	RMAP conformant
Tin	Yunnan Tin Company Limited	China	RMAP conformant
Tungsten	H.C. Starck Tungsten GmbH	Germany	RMAP conformant
Gold	Asahi Refining Canada Ltd.	Canada	RMAP conformant
Gold	Asahi Refining USA Inc.	United States of America	RMAP conformant
Gold	DODUCO Contacts and Refining GmbH	Germany	RMAP conformant
Gold	Heimerle + Meule GmbH	Germany	RMAP conformant
Gold	Metalor Technologies (Hong Kong) Ltd.	China	RMAP conformant
Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore	RMAP conformant
Gold	Metalor Technologies (Suzhou) Ltd.	China	RMAP conformant
Gold	Metalor Technologies S.A.	Switzerland	RMAP conformant
Gold	Metalor USA Refining Corporation	United States of America	RMAP conformant
Gold	SAXONIA Edelmetalle GmbH	Germany	RMAP conformant

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*We note the following in connection with the table above:

•All smelters and refiners have committed to undergo an RMAP audit or are participating in one of the cross-recognized certification programs.

•Though we request that our tier one suppliers provide responses at the product-level, some of our suppliers provided responses at the company-level, meaning that they reported smelter and refiner information for all of their products, not just for the products sold to us. Accordingly, our list of processing facilities disclosed in this appendix may contain more facilities than those that actually process or refine the conflict minerals contained in our products.